Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement and Prospectus of Telomir Pharmaceuticals, Inc., of our report dated August 14, 2023, except for the last paragraph of Note 7, and its related effects to the financial statements, which is as of December 11, 2023, with respect to our audits of the financial statements of Telomir Pharmaceuticals, Inc. as of December 31, 2022 and 2021, the year ended December 31, 2022 and for the period from August 26, 2021 (Inception) through December 31, 2021. We also consent to the reference to us under the heading “Experts” in such Registration Statement and Prospectus.

/s/ Cherry Bekaert LLP

Tampa, Florida

January 3, 2024